Exhibit (a)(5)(iv)

Press release Stockholm, Sweden, 24 June, 2023

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.

Sobi successfully completes tender offer for all outstanding shares of common stock of CTI BioPharma Corp.

Swedish Orphan Biovitrum AB (publ) (Sobi®) (STO:SOBI) announced today that it has, through its indirect wholly owned subsidiary Cleopatra Acquisition Corp. (Cleopatra), successfully completed its tender offer to purchase all outstanding shares of common stock of CTI BioPharma Corp. (NASDAQ:CTIC) (CTI), at a price of USD 9.10 per share in cash, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes.

The tender offer expired as scheduled at one minute after 11:59 p.m., Eastern Time on June 23, 2023 (12:00 midnight, Eastern Time, on June 24, 2023). As of the expiration, 110,640,230 shares of common stock of CTI had been validly tendered and not validly withdrawn, representing approximately 83.8 percent of CTI’s outstanding shares of common stock, according to the depositary for the tender offer. The conditions to the tender offer were satisfied, and Sobi and Cleopatra have accepted for payment and will promptly pay the depositary for all validly tendered shares.

Sobi expects to complete the acquisition of CTI on 26 June, 2023, through a merger without a vote or meeting of CTI’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. At the effective time of the merger, and subject to any perfected appraisal rights, all of the remaining shares of common stock of CTI not purchased in the tender offer will be converted into the right to receive the same USD 9.10 per share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes. Upon completion of the merger, CTI will become an indirect wholly owned subsidiary of Sobi, and the common stock of CTI will cease to be traded on the NASDAQ Stock Market.

On 26 June, 2023, Sobi intends to file with the U.S. Securities and Exchange Commission (SEC) an amendment to the tender offer statement on Schedule TO which sets forth the final results of the tender offer.

Sobi intends to summon an Extraordinary General Meeting to be held in mid-August 2023 to authorize the Board of Directors to resolve on a rights issue, as communicated in the press release on May 10, 2023.

Computershare Trust Company, N.A. is acting as depositary for the tender offer.

Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	1 | 2

Press release Stockholm, Sweden, 24 June, 2023

Forward looking statements

This press release may contain forward-looking statements by Sobi that involve risks and uncertainties and reflect Sobi’s judgment as of the date of this press release. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements are based on Sobi’s current expectations and beliefs, and Sobi can give no assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others: the ability to consummate the transaction and to meet expectations regarding the timing and completion of the transaction; the satisfaction or waiver of the other conditions to the completion of the transaction on the terms expected or on the anticipated schedule; the financial condition, results of operations and business of Sobi and CTI; the risk that Sobi may be unable to achieve the anticipated benefits of the transaction; and general economic and market conditions. The forward-looking statements contained in this document speak only as of the date of this document, and Sobi does not undertake any obligation to revise or update any forward-looking statements to reflect new information, future events or circumstances after the date of the forward-looking statement. If one or more of these statements is updated or corrected, investors and others should not conclude that additional updates or corrections will be made.

About CTI BioPharma Corp.

CTI is a commercial biopharmaceutical company focused on the development and commercialization of novel targeted therapies for blood-related cancers that offer a unique benefit to patients and their healthcare providers. CTI has one FDA-approved product, VONJO® (pacritinib), a JAK2, ACVR1, and IRAK1 inhibitor, that spares JAK1. CTI is based in Seattle, USA, and has approximately 144 employees. In 2022, CTIs revenue amounted to USD 53.9 million. For more information, please visit www.ctibiopharma.com.

Sobi

Sobi® is a specialised international biopharmaceutical company transforming the lives of people with rare and debilitating diseases. Providing reliable access to innovative medicines in the areas of haematology, immunology and specialty care, Sobi has approximately 1,600 employees across Europe, North America, the Middle East, Asia and Australia. In 2022, revenue amounted to SEK 18.8 billion. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. More about Sobi at sobi.com, LinkedIn and YouTube.

Contacts

For details on how to contact the Sobi Investor Relations Team, please click here. For Sobi Media contacts, click here.

This information is information that Sobi is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons set out below, on 24 June, 2023 at 06:50 CEST.

Jennifer Kretzmann

Manager of Stakeholder Communications and Corporate Access

David Ekblad

Vice President, Legal Business Development and Corporate

Information Agent for the Offer

D.F. King & Co., Inc.

+1 888 280 6942

Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	2 | 2